Pricing Term Sheet	Free Writing Prospectus
dated as of July 20, 2016	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplement dated July 20, 2016 to the
Prospectus dated May 31, 2016
Registration No. 333-211717

Belden Inc.

The Offering of

4,500,000 Depositary Shares (the “Depositary Shares”)

Each Representing a 1/100th Interest in a Share of

6.75% Series B Mandatory Convertible Preferred Stock (the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with (i) the preliminary prospectus supplement dated July 20, 2016 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the related base prospectus dated May 31, 2016, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-211717. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Belden Inc.

Common Stock:	The Issuer’s common stock, par value $0.01 per share.

Ticker / Exchange for the Common Stock:	BDC / The New York Stock Exchange (“NYSE”)

Trade Date:	July 21, 2016.

Settlement Date:	July 26, 2016.

Use of Proceeds:

The Issuer estimates that the net proceeds to it from the Offering, after deducting underwriting discounts, commissions and estimated offering expenses payable by it for the Offering, will be approximately $436.1 million (or approximately $501.6 million if the underwriters exercise their over-allotment option in full).

The Issuer intends to use the net proceeds from the Offering for general corporate purposes, which may include but are not limited to investments in or extensions of credit to its subsidiaries or the financing of possible acquisitions, capital expenditures or business expansion. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Depositary Shares Offered:	4,500,000 Depositary Shares, each of which represents a 1/100th interest in a share of the Issuer’s 6.75% Series B Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”). At settlement of the Offering, the Issuer will issue 45,000 shares of Mandatory Convertible Preferred Stock, subject to the underwriters’ option to purchase additional Depositary Shares.

Option for Underwriters to Purchase Additional Depositary Shares:	675,000 additional Depositary Shares (corresponding to 6,750 additional shares of the Mandatory Convertible Preferred Stock).

	Per Depositary Share	Total
Public Offering Price	$100.00	$450,000,000
Underwriting Discount and Commissions	$3.00	$13,500,000
Proceeds to the Issuer (Before Expenses)	$97.00	$436,500,000

Dividends:

6.75% of the liquidation preference of $10,000 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the Settlement Date and, to the extent that the Issuer is legally permitted to pay dividends and its board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash or, subject to certain limitations, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion; provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date is $148.13 per share of Mandatory Convertible Preferred Stock (equivalent to $1.4813 per Depositary Share). Each subsequent dividend is expected to be $168.75 per share of Mandatory Convertible Preferred Stock (equivalent to $1.6875 per Depositary Share).

Dividend Record Dates:	The January 1, April 1, July 1 and October 1 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2016 and ending on, and including, July 15, 2019.

Mandatory Conversion Date:	The third business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 22nd scheduled trading day immediately preceding July 15, 2019.

Initial Price:	$75.47, which is approximately equal to $10,000, divided by the Maximum Conversion Rate.

Threshold Appreciation Price:	$83.02, which represents a premium of approximately 10% over the Initial Price and is approximately equal to $10,000, divided by the Minimum Conversion Rate.

Floor Price:	$26.41 (approximately 35% of the Initial Price).

Conversion Rate per Share of Mandatory Convertible Preferred Stock:

The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 132.5000 shares of Common Stock and not less than 120.4600 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the applicable market value (as defined in the Preliminary Prospectus Supplement) of the Common Stock, as described below and subject to certain anti-dilution adjustments. Correspondingly, the conversion rate per Depositary Share will be not more than 1.3250 shares of Common Stock and not less than 1.2046 shares of Common Stock.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

	Applicable Market Value of the Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock

	Greater than the Threshold Appreciation Price	120.4600 shares of Common Stock

	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 120.4600 and 132.5000 shares of Common Stock, determined by dividing $10,000 by the applicable market value

	Less than the Initial Price	132.5000 shares of Common Stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

	Applicable Market Value of the Common Stock	Conversion Rate per Depositary Share

	Greater than the Threshold Appreciation Price	1.2046 shares of Common Stock

	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 1.2046 and 1.3250 shares of Common Stock, determined by dividing $100 by the applicable market value

	Less than the Initial Price	1.3250 shares of Common Stock

Optional Conversion:	Other than during a fundamental change conversion period (as defined in the Preliminary Prospectus Supplement), at any time prior to July 15, 2019, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of Mandatory Convertible Preferred Stock), at the Minimum Conversion Rate of 120.4600 shares of Common Stock per share of Mandatory Convertible Preferred Stock (equivalent to 1.2046 shares of Common Stock per Depositary Share), subject to adjustment as described in the Preliminary Prospectus Supplement. Because each Depositary Share represents a 1/100th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares only in lots of 100 Depositary Shares.

Fundamental Change Conversion:

If a fundamental change (as defined in the Preliminary Prospectus Supplement) occurs on or prior to July 15, 2019, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of Mandatory Convertible Preferred Stock), into shares of Common Stock at the fundamental change conversion rate (as defined in the Preliminary Prospectus Supplement) during the period beginning on, and including, the effective date (as defined in the Preliminary Prospectus Supplement) of such fundamental change and ending on, and including, the date that is 20 calendar days after such effective date (or, if later, the date that is 20 calendar days after holders receive notice of such fundamental change, but in no event later than July 15, 2019).

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the effective date of the fundamental change and the stock price (as defined in the Preliminary Prospectus Supplement) in the fundamental change:

Stock Price
Effective Date	$20.00	$50.00	$65.00	$75.47	$83.02	$90.00	$100.00	$120.00	$140.00	$180.00	$200.00	$210.00
July 26, 2016	125.7600	123.1200	121.5600	120.7400	120.2700	119.9100	119.5200	119.0000	118.7100	118.4800	118.4400	118.4300
July 15, 2017	128.2700	125.4800	123.3900	122.2400	121.5800	121.0800	120.5200	119.8100	119.4300	119.1500	119.1100	119.1000
July 15, 2018	130.4900	128.7100	125.9100	124.1200	123.0600	122.2700	121.4100	120.4300	120.0000	119.7800	119.7600	119.7600
July 15, 2019	132.5000	132.5000	132.5000	132.5000	120.4600	120.4600	120.4600	120.4600	120.4600	120.4600	120.4600	120.4600

The exact stock price and effective date may not be set forth on the table, in which case:

•       if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be determined by straight-line interpolation between the fundamental change conversion rates per share of Mandatory Convertible Preferred Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•       if the stock price is in excess of $210.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Minimum Conversion Rate, subject to adjustment as described in the Preliminary Prospectus Supplement; and

•       if the stock price is less than $20.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Maximum Conversion Rate, subject to adjustment as described in the Preliminary Prospectus Supplement.

The following table sets forth the fundamental change conversion rate per Depositary Share based on the effective date of the fundamental change and the stock price in the fundamental change:

Stock Price
Effective Date	$20.00	$50.00	$65.00	$75.47	$83.02	$90.00	$100.00	$120.00	$140.00	$180.00	$200.00	$210.00
July 26, 2016	1.2576	1.2312	1.2156	1.2074	1.2027	1.1991	1.1952	1.1900	1.1871	1.1848	1.1844	1.1843
July 15, 2017	1.2827	1.2548	1.2339	1.2224	1.2158	1.2108	1.2052	1.1981	1.1943	1.1915	1.1911	1.1910
July 15, 2018	1.3049	1.2871	1.2591	1.2412	1.2306	1.2227	1.2141	1.2043	1.2000	1.1978	1.1976	1.1976
July 15, 2019	1.3250	1.3250	1.3250	1.3250	1.2046	1.2046	1.2046	1.2046	1.2046	1.2046	1.2046	1.2046

The exact stock price and effective date may not be set forth on the table, in which case:

•       if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•       if the stock price is in excess of $210.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Minimum Conversion Rate, divided by 100, subject to adjustment as described in the Preliminary Prospectus Supplement; and

•       if the stock price is less than $20.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Maximum Conversion Rate, divided by 100, subject to adjustment as described in the Preliminary Prospectus Supplement.

Because each Depositary Share represents a 1/100th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may only convert its Depositary Shares upon the occurrence of a fundamental change in lots of 100 Depositary Shares.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Preliminary Prospectus Supplement) is 5.00% per annum.

Listing:	The Issuer intends to apply to list the Depositary Shares on The New York Stock Exchange under the symbol “BDC.PRB” and expects trading of the Depositary Shares on The New York Stock Exchange to begin within 30 days of the Settlement Date.

CUSIP / ISIN for the Depositary Shares:	077454 205 / US0774542056

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	077454 304 / US0774543047

Book-Running Managers:	J.P. Morgan Securities LLC Guggenheim Securities, LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co.

The Issuer has filed a registration statement (including a prospectus the Preliminary Prospectus Supplement for the Offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from: J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue Edgewood, NY 11717 or by calling (866) 803-9204 or by email at prospectus-eq_fi@jpm.com; Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison, 8th Floor, New York, NY 10017, or by telephone at (212) 518-9658, or by email to GSEquityProspectusDelivery@guggenheimpartners.com; Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, by calling toll-free (800) 503-4611, or by emailing prospectus.CPDG@db.com; Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the related base prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the related base prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the related base prospectus.

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